Exhibit 99.1

Yingli Green Energy Announces Preliminary Financial Results for First Quarter 2016

To announce first quarter 2016 financial results on June 14, 2016

BAODING, China, June 6, 2016-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced that it plans to release its unaudited financial results for the first quarter ended March 31, 2016, before the U.S. market opens on Tuesday, June 14, 2016.

Based upon preliminary data, the Company estimates that its net income for the first quarter of 2016 turned into positive for the first time since the third quarter of 2011, with an estimated net margin of 2.5% to 4.5%. The Company estimates that its PV module shipments in the first quarter of 2016 were in the range of 500-510MW, which were at the high end of its previous guidance of 480 MW to 510 MW. The Company also estimates that its overall gross margin in the first quarter of 2016 was in the range of 18.5% to 20.5%, representing a significant increase from the fourth quarter of 2015, which was primarily due to the higher average selling price of the Company’s PV modules compared to the fourth quarter of 2015 mainly as a result of higher proportion of shipments to Japan, where the selling price of PV module generally is higher than that in other markets.

These preliminary first quarter results are based on the Company’s management's preliminary review of operations for the first quarter of 2016 and remain subject to change based on the management's ongoing review of the first quarter results.

In order to help investor learn more about its unaudited financial results for the first quarter of 2016, the Company will hold a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time on June 14, 2016, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004
International Dial-in Number: +1-845-675-0437
Passcode: 23897615

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy's website for 90 days.

A replay of the conference call will be available until June 22, 2016 by dialing:

U.S. Toll Free Number: +1-855-452-5696
International Dial-in Number: +1-646-254-3697
Passcode: 23897615

About Yingli Solar

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli” or “Yingli Solar”, is one of the world's leading solar panel manufacturers. Yingli's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli has more than 30 regional subsidiaries and branch offices and has distributed more than 15GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli's filings with the U.S. Securities and Exchange Commission. Yingli does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Jean Tian

Investor Relations Director

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com